July 20, 2017

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation ("the Company", "we" or "our")
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
FILE NO. 000-50167

Mr. Rosenberg,
This letter responds to your letter dated July 6, 2017, relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission. Please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

1.
SEC COMMENT: You disclose on page 23 under results of operations - 2016 compared to 2015 that you close your books on the last Friday of the month resulting in 2016 being a 53-week year. You also disclose that excluding the impact of this extra week, gross written premiums would have decreased 0.3% for the year. Please address the following:

•	Tell us why you identify your fiscal year as the calendar year when you appear to close your books on the last Friday of each month.

•	As you present your financial statements as of and for the periods ending December 31 but close your books on a different date, tell us:

◦	How you process material transactions or events occurring after your close but before the stated period end;

◦
The process you undertake to evaluate that your financial statements as of and for the period ending the last Friday of the month are not materially different from those that would be presented if you closed on the last day of the month;

◦	Why the presentation of a 53-week year in 2016 is not materially different from the calendar year; and

◦	Why you disclose herein that you evaluate events that occurred after December 31 for recognition or disclosure in your financial statements when you closed your books prior to December 31.

Also, as applicable, address the above bullets as they may relate to closing on the last Friday of the month in connection with your financial statements for quarterly periods included in Form 10-Q.
COMPANY RESPONSE:
Our fiscal year ends and we close our books on December 31 (and our quarters on March 31, June 30 and September 30). Balances included in the financial statements as of and for the periods ending December 31 (and for quarterly periods) are reflected as of that time period with the exception of premium and incurred loss activity. Our policy and claims systems close on the last Friday of each quarter. Adjustments are made to the balance sheet for losses paid or premiums received after the systems close. All other balances, transactions and events are stated, processed or evaluated as of and for the year ending December 31 (or appropriate quarterly period).
Our policy and claims systems operate on a 52-week year with 13-week quarters. The first two months of each calendar quarter are four weeks, followed by a five week month (March, June, September and December). A consequence of this calendar is that every five or six years, the Company reports a year that consists of 53 weeks. Our commentary notes the occurrence of the extra week when appropriate. This is consistent with other companies in our industry.

2.
SEC COMMENT: Please tell us why you did not disaggregate liability coverage from property damage coverage in your Personal Auto and Commercial Vehicle claims development tables presented on page 47. Provide us the information that would be provided in separate tables for liability coverage and property damage coverage for each of these segments, if available. If not available, please provide us other quantitative and qualitative information to support aggregating these coverages in the same tables.

COMPANY RESPONSE:
In deciding the level at which to aggregate the data contained in the claims development tables the Company considered guidance in ASC 944-40-55-9A, 9B & 9C which states,
"Paragraphs 944-40-50-4A and 944-40-50-4H require an insurance entity to aggregate or disaggregate certain disclosures so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics to allow users to understand the amount, timing, and uncertainty of cash flows arising from contracts issued by insurance entities. Consequently, the extent to which an insurance entity’s information is aggregated or disaggregated for the purposes of those disclosures depends on the facts and circumstances that pertain to the characteristics of the liability for unpaid claims and claim adjustment expenses.
When selecting the type of category to use to aggregate or disaggregate disclosures, an insurance entity should consider how information about the insurance entity's liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including all of the following:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations)

b.	Information regularly reviewed by the chief operating decision maker for evaluating financial performance

c.
Other information that is similar to the types of information identified in (a) and (b) that is used by the insurance entity or user of the insurance entity's financial statements to evaluate the insurance entity's financial performance or make resource allocation decisions.

Examples of categories that might be appropriate include any of the following:

a.	Type of coverage (for example, major product line)

b.	Geography (for example, country or region)

c.	Reportable segment as defined in Topic 280 on segment reporting

d.	Market or type of customer (for example, personal or commercial lines of business)

e.	Claim duration (for example, claims that have short settlement periods or claims that have long settlement periods)."
Information regularly reviewed by the Company's chief operating decision maker in evaluating financial performance as well as information presented outside the financial statements (for example, in the Company's quarterly supplemental investor package and investor presentations) is generally aggregated at the reportable segment level. As a result of this evaluation, the category selected for the claim development tables in the 10-K was reportable segment.
In determining the aggregation of liability and auto physical damage coverages, the Company concluded that disclosing physical damage separate from liability would not provide additional meaningful information to the reader as physical damage liabilities make up only 2.3% of the reserves at December 31, 2016.
We consider our disclosure consistent in all respects with ASC 944. As requested and solely for purposes of responding to this letter, we have provided separate tables for liability and auto physical damage coverages for Personal Auto and Commercial Vehicle below ($ in thousands, except severity):

	Personal Auto - Liability
Accident Year	Incurred losses and ALAE, net of reinsurance recoverable For the years ended December 31,										IBNR & expected development on reported claims	Cumulative number of reported claims (1)	Severity (2)
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016
2007	$411,438	$415,375	$402,671	$391,232	$387,688	$383,650	$383,707	$383,118	$382,935	$383,122	$0	174,535	$2,195
2008		370,950	365,395	348,841	344,914	342,775	343,137	341,566	340,998	340,785	4	151,691	2,247
2009			357,137	336,224	334,823	333,895	332,731	330,929	330,315	330,152	10	145,957	2,262
2010				386,452	400,888	404,963	406,602	404,872	406,279	404,807	16	170,117	2,379
2011					425,619	453,746	459,406	458,171	459,418	456,862	547	187,708	2,431
2012						521,603	540,012	540,572	541,696	538,233	5,550	216,346	2,462
2013							588,566	589,991	575,727	568,481	11,537	219,286	2,540
2014								569,899	572,955	561,861	21,271	213,188	2,536
2015									583,490	582,177	39,910	215,596	2,515
2016										596,021	174,184	199,863	2,111
									Total	$4,762,501

Accident Year	Cumulative paid losses and ALAE, net of reinsurance recoverable For the years ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$178,212	$325,599	$362,049	$374,406	$379,472	$380,982	$381,895	$382,417	$382,697	$382,985
2008		164,563	284,203	317,660	331,628	336,700	339,436	340,305	340,495	340,649
2009			153,561	270,633	309,115	322,313	326,575	328,647	329,386	329,793
2010				182,160	332,625	374,717	391,125	397,254	401,597	403,976
2011					201,769	374,930	423,456	442,710	450,718	454,637
2012						246,387	444,359	501,466	521,104	529,190
2013							271,961	477,408	530,162	548,631
2014								270,893	470,297	521,257
2015									282,064	488,501
2016										290,108
	Total									$4,289,727
Outstanding liabilities for unpaid losses and ALAE prior to 2007, net of reinsurance recoverable										1,230
Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance recoverable										$474,003

(1)	The cumulative number of reported claims is measured by individual claimant at a coverage level.
(2)
Calculated severity amounts by accident year are based on inception-to-date incurred less IBNR and expected development dollars and reported claims. Note that older accident years are more developed than recent accident years.

	Personal Auto - Physical Damage
Accident Year	Incurred losses and ALAE, net of reinsurance recoverable For the years ended December 31,										IBNR & expected development on reported claims	Cumulative number of reported claims (1)	Severity (2)
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016
2007	$188,649	$197,180	$194,147	$194,293	$194,466	$194,536	$194,722	$194,681	$194,642	$194,655	$0	108,552	$1,793
2008		174,923	167,898	168,284	168,261	168,366	168,353	168,356	168,252	168,272	0	95,511	1,762
2009			140,256	137,104	137,949	137,972	138,983	141,594	142,685	143,208	0	84,871	1,687
2010				154,850	153,279	152,628	152,651	152,753	152,656	152,670	0	100,585	1,518
2011					183,016	179,265	178,993	179,399	179,090	179,043	31	120,196	1,489
2012						218,216	210,510	210,690	209,905	209,933	94	143,890	1,458
2013							216,472	215,469	213,701	213,888	199	145,498	1,469
2014								237,379	223,130	223,068	540	140,825	1,580
2015									255,569	258,967	1,718	149,441	1,721
2016										278,305	31,874	143,391	1,719
									Total	$2,022,007

Accident Year	Cumulative paid losses and ALAE, net of reinsurance recoverable For the years ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$180,847	$197,112	$194,471	$194,386	$194,609	$194,618	$194,761	$194,730	$194,686	$194,655
2008		155,754	168,890	168,207	168,248	168,363	168,386	168,368	168,336	168,311
2009			131,593	137,902	138,063	138,150	138,878	141,385	142,403	143,282
2010				143,751	153,295	152,821	152,759	152,770	152,812	152,805
2011					172,598	179,315	179,066	179,209	179,274	179,224
2012						204,047	210,945	210,170	210,102	210,164
2013							208,503	214,631	214,026	214,139
2014								214,491	224,311	223,430
2015									248,200	260,349
2016										264,108
	Total									$2,010,467
Outstanding liabilities for unpaid losses and ALAE prior to 2007, net of reinsurance recoverable										—
Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance recoverable										$11,542

(1)	The cumulative number of reported claims is measured by individual claimant at a coverage level.
(2)
Calculated severity amounts by accident year are based on inception-to-date incurred less IBNR and expected development dollars and reported claims. Note that older accident years are more developed than recent accident years.

	Commercial Vehicle - Liability
Accident Year	Incurred losses and ALAE, net of reinsurance recoverable For the years ended December 31,										IBNR & expected development on reported claims	Cumulative number of reported claims (1)	Severity (2)
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016
2007	$21,796	$20,103	$19,423	$18,324	$17,503	$17,188	$17,075	$17,038	$17,031	$17,030	$0	3,987	$4,271
2008		20,258	17,047	14,845	14,778	14,218	13,939	13,865	13,890	13,890	0	4,100	3,388
2009			30,227	26,644	25,977	23,687	22,332	22,265	22,137	22,120	0	5,878	3,763
2010				34,557	32,609	29,343	28,020	26,881	27,332	26,949	44	7,273	3,699
2011					33,090	32,272	29,448	28,318	28,396	27,772	60	7,613	3,640
2012						42,396	38,781	38,144	38,279	37,722	706	8,680	4,265
2013							52,590	42,327	43,025	42,317	1,123	9,682	4,255
2014								54,452	52,320	53,700	2,073	11,375	4,539
2015									67,731	70,252	3,155	13,694	4,900
2016										79,025	27,595	13,621	3,776
									Total	$390,777

Accident Year	Cumulative paid losses and ALAE, net of reinsurance recoverable For the years ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$6,204	$11,973	$14,129	$15,474	$16,829	$16,961	$17,018	$17,029	$17,029	$17,029
2008		5,471	10,367	12,124	13,224	13,780	13,841	13,842	13,888	13,888
2009			8,704	16,508	20,695	21,481	21,962	22,073	22,084	22,090
2010				10,156	19,375	23,600	25,678	26,177	26,774	26,838
2011					11,046	21,665	25,402	26,768	27,489	27,641
2012						14,608	27,182	33,381	35,505	36,469
2013							15,276	30,953	36,150	38,178
2014								18,518	36,152	44,168
2015									24,840	49,828
2016										27,539
	Total									$303,668
Outstanding liabilities for unpaid losses and ALAE prior to 2007, net of reinsurance recoverable										33
Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance recoverable										$87,141

(1)	The cumulative number of reported claims is measured by individual claimant at a coverage level.
(2)
Calculated severity amounts by accident year are based on inception-to-date incurred less IBNR and expected development dollars and reported claims. Note that older accident years are more developed than recent accident years.

	Commercial Vehicle - Physical Damage
Accident Year	Incurred losses and ALAE, net of reinsurance recoverable For the years ended December 31,										IBNR & expected development on reported claims	Cumulative number of reported claims (1)	Severity (2)
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016
2007	$3,893	$3,640	$3,604	$3,611	$3,596	$3,593	$3,598	$3,601	$3,601	$3,601	$0	2,369	$1,520
2008		4,199	4,140	4,115	4,115	4,102	4,106	4,108	4,106	4,106	0	2,495	1,646
2009			5,400	5,259	5,249	5,257	5,266	5,269	5,266	5,265	0	3,181	1,655
2010				6,765	6,540	6,538	6,519	6,515	6,513	6,511	0	3,929	1,657
2011					7,204	6,822	6,754	6,734	6,734	6,735	0	3,884	1,734
2012						8,690	8,169	8,140	8,126	8,110	0	4,438	1,827
2013							9,567	9,112	9,057	9,090	0	4,744	1,916
2014								11,272	10,984	10,982	56	5,360	2,038
2015									14,117	14,062	117	6,349	2,196
2016										16,512	1,897	6,688	2,185
									Total	$84,973

Accident Year	Cumulative paid losses and ALAE, net of reinsurance recoverable For the years ended December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	$3,366	$3,645	$3,601	$3,602	$3,595	$3,594	$3,599	$3,601	$3,601	$3,601
2008		3,623	4,122	4,100	4,107	4,106	4,106	4,106	4,106	4,106
2009			4,759	5,227	5,234	5,253	5,267	5,266	5,267	5,265
2010				5,953	6,528	6,520	6,513	6,513	6,512	6,511
2011					6,351	6,762	6,724	6,727	6,734	6,734
2012						7,665	8,140	8,120	8,118	8,109
2013							8,557	9,085	9,049	9,092
2014								10,110	11,010	10,963
2015									13,079	14,104
2016										14,929
	Total									$83,414
Outstanding liabilities for unpaid losses and ALAE prior to 2007, net of reinsurance recoverable										—
Total outstanding liabilities for unpaid losses and ALAE, net of reinsurance recoverable										$1,559

(1)	The cumulative number of reported claims is measured by individual claimant at a coverage level.
(2)
Calculated severity amounts by accident year are based on inception-to-date incurred less IBNR and expected development dollars and reported claims. Note that older accident years are more developed than recent accident years.

	Average annual payout of losses and LAE, net of reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Personal Auto - Liability	46.9%	36.2%	10.0%	3.8%	1.6%	0.8%	0.3%	0.1%	0.1%	0.0%
Personal Auto - Physical Damage	94.9%	5.1%	(0.5)%	(0.1)%	0.0%	0.2%	0.1%	0.1%	0.0%	0.0%
Commercial Vehicle - Liability	37.2%	35.3%	14.8%	6.8%	4.2%	1.2%	0.2%	0.2%	0.0%	0.0%
Commercial Vehicle - Physical Damage	92.2%	8.1%	(0.4)%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

3.
SEC COMMENT: You disclose that certain claims and legal actions have been brought against you for which you have accrued no loss and for which an estimate of a possible range of loss cannot be made. You go on to say that losses incurred because of these cases could have a material adverse impact on net earnings in a given period. Please tell us the nature of these loss contingencies and your consideration for disclosing their nature in your filings under ASC 450-20-50-4a.

COMPANY RESPONSE:
As prescribed under ASC 450-20, we have disclosed in Note 13 the nature of possible (and not probable) loss contingencies: namely, extra-contractual claims (bad faith lawsuits) and class actions.  We also indicate, as required under ASC 450-20, that an estimate of loss or range of loss cannot be made and that, as a consequence, no loss has been accrued.   Consequently, we consider our disclosure consistent in all respects with ASC 450-20.

Please contact me if you have any further questions or comments.

Sincerely,

/s/ ROBERT H. BATEMAN
Robert H. Bateman
Executive Vice President, Chief Financial Officer and Treasurer